Exhibit 99.1
Qiao Xing Universal Announces Recent Business Developments and Timeline for Release of 2006 and 2007 Q1 Financial Information
     HUIZHOU, China, May 7 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nadaq: XING) today announced its subsidiary’s recent business development and the timeline for the release of 2006 and 2007 Q1 financial information of the Company.
     XING’s subsidiary Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI) recently launched 11 models of COSUN-branded economy mobile phone handsets at certain less economically developed localities in China. These economy mobile phone models, with fashionable design and high quality but at affordable prices, are being well received. Orders worth USD 70 million of COSUN-branded mobile phone have been secured in the distributor fair held at the end of March this year.
     Mr. Wu Rui Lin, Chairman and CEO of Qiao Xing Universal, said, “The potential of economically less developed markets for mobile phone handsets is getting bigger. There has been a huge increase in market potential in these areas from 2005 to 2006. With long experience of proven successes in developing sales of indoor phone sets in such markets, HZQXCI is expected to take advantage of the market potential by discerning the next generation of hot-selling mobile phones and by quick development of these products made possible by its strong capabilities in research and development. Other advantages of HZQXCI include its extensive distribution network and its system of stringent cost control. Without sacrificing quality, HZQXCI keeps costs down to allow reasonable gross profit margins for products sold at competitive prices.
     “HZQXCI primarily engages in the research and development and the sales of economy mobile phone handsets and indoor telephone sets. It has been a leading player in the market of landline telephone sets in China for many years. It now expands its mobile phone handset business by focusing on its own market niche to avoid cannibalism with its fellow subsidiary CEC Telecom Co., Ltd. (CECT). CECT is one of the leading domestic manufacturers of mobile phone handsets in the China market in terms of unit sales volume. It places an increasing emphasis on product differentiation in a strategy coordinated with HZQXCI.”
     Addressing the concern of some investors about the timing of the release of XING’s annual report, Mr. Wu also said, “Owing to the involvement of the Company’s management in the IPO of XING’s subsidiary, Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM), XING’s annual report for the fiscal year of 2006 will take a longer time to prepare than the investors would expect.
     “The Company remains committed to providing periodic financial information above and beyond what is required by the regulatory authorities. In addition to semi-annual financial statements and full year annual reports, we also release of our own volition financial information relating to the first and the third quarters. We target releasing the 2006 annual reports on Form 20-F in the middle of June, 2007 and financial information in respect of the first quarter of 2007 shortly afterwards. When the specific release date is fixed, we will inform the public via a press release.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in

R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement:
     Certain statements in this press release contain forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                    05/07/2007
     /CONTACT: Rick Xiao, Qiao Xing Universal Telephone, Inc.,
+86-752-2820268, rickxiao@qiaoxing.com /
     /First Call Analyst: /
     /Web site: http://www.cosun-xing.com /
     (XING)